RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

March 25, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed March 7, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated March 21, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 2 to its Offering Statement on Form 1-A submitted March 7, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 2 to Offering Statement on Form 1-A Company Information,

1.	We note your response to prior comment 3 and re-issue this comment in part. Please expand your disclosure of the Supplemental Environmental Project grant to describe the material terms of the grant. For example, clarify what type of grant you received from CARB, whether you had to meet any eligibility criteria to receive the grant approval, and whether you will need to maintain any eligibility criteria to continue to receive funds from the CARB grant. Additionally, please clarify whether you received the $2,566,211 in a lump sum or if you anticipate receiving the funds in installments, and make clear that there is no formal agreement regarding the grant.

Response:

In response to the Staff’s comments, the Company has revised its

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Dilution, page 19

2.

We note your revisions you have made to the dilution table based on comment 9. From the information you have provided it is unclear how you have determined the increase in net tangible book value per share attributable to new investors and the dilution per share to new investors. Please note the following:

o	The increase in the net tangible book value per share attributable to new investors would be based on the difference between the pro forma net tangible book value per share after the offering of $1.06, less the net tangible book value per share before the offering of $(0.41) per share. This would result in a net tangible book value per share attributable to new investors of $1.47 per share, assuming 100% of the shares offered are sold.

o	The dilution per share to new investors is based on the offering price per share of $2.50, reduced by the pro forma net tangible book value per share after the offering of $1.06 per share. Therefore, the dilution per share to new investors would be $1.44 per share, assuming 100% of the shares offered are sold.

Please review your dilution tables on pages 19 and 20 for each scenario and revise the amounts for (i) the increase in net tangible book value per share attributable to new investors in this offering and (ii) dilution per share to new investors. If you do not agree with the concepts noted in the bullets above, please provide an explanation and your underlying calculations in your response.

Response:

In response to the Staff’s comments, the Company has revised its cover page disclosure.

Financial Statements

Condensed Balance Sheets, page F-2

3.	We note your revisions to the financial statements in response to comment 16. However, the total current liabilities, total liabilities and total liabilities and equity balances at September 30, 2023 do not appear to be correct. Please revise your balance sheet for the year ended September 30, 2023. Once revised, please also ensure the total liabilities and equity balance agrees to the total assets balance.

Response:

In response to the Staff’s comments, the Company has revised its disclosure of

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer

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